SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 6, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2009

Buenos Aires, Argentina, August 6, 2009 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter ended June 30, 2009 (“2Q09”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totaled Ps.163.2 million.  This result was 1% higher than the Ps.161.0 million posted for the second quarter of 2008 (“2Q08”). The annualized 2Q09 ROAE and ROAA were 22.0% and 2.7%, respectively.

•	In 2Q09, the Bank’s net financial income was Ps.604.7 million, increasing 52% year to year (“YoY”). In addition, Banco Macro’s operating income rose 90% YoY to Ps.412.7 million.

•	Banco Macro’s financing to the private sector grew 2% quarter to quarter (“QoQ”), or Ps.181.6 million. Discounted documents, loans to SMEs and export-financing led QoQ loan book expansion.

•	In 2Q09, total deposits grew 3% QoQ, totaling Ps.17.7 billion and representing 80% of the Bank’s liabilities. The quarterly deposit growth was led by a 15% increase in private sector current accounts.

•
Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.1.9 billion (24.6% capitalization ratio) in 2Q09. In addition, the Bank’s liquid assets remained at a high level, reaching 55.3% of its total deposits.

•	In 2Q09, the Bank’s non-performing to total financing ratio reached 3.40% and the coverage ratio was 104.94%.

RESULTS

Earnings per outstanding share were Ps.0.27.  This was 15% or Ps.0.03 higher than 2Q08’s Ps.0.24.

EARNINGS PER SHARE	MACRO consolidated
	II08	III08	IV08	I09	II09

Net income (M $)	161.0	163.3	184.1	156.0	163.2
Average shares outstanding (M)	679.4	650.7	619.6	601.2	593.5
Average shares in portfolio (M)	4.5	33.2	64.3	82.8	43.7
Average shares issued (M)	683.9	683.9	683.9	683.9	637.2
Book value per issued share ($)	4.04	4.01	4.12	4.27	4.58
Earnings per outstanding share ($)	0.24	0.25	0.30	0.26	0.27

Banco Macro’s 2Q09 net income rose by 1% YoY and 5% QoQ to Ps.163.2 million.   However, the Bank’s operating result climbed 90% YoY to Ps.412.7 million, mainly due to net financial income growth.

The Bank’s 2Q09 ROAE and ROAA were 22.0% and 2.7%, respectively. Additionally, the obtained ROAE has a higher value considering that the leverage of Banco Macro’s balance sheet (8.6x assets to equity ratio) was lower than the system and our competitors’ average.

INCOME STATEMENT	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

Net financial income	398.6	367.4	566.9	496.7	604.7
Provision for loan losses	-43.2	-25.0	-200.7	-25.7	-25.8
Net fee income	174.5	189.2	202.3	197.7	205.0
	529.9	531.6	568.5	668.7	783.8
Administrative expenses	-312.6	-306.3	-337.1	-359.1	-371.1
Operating result	217.3	225.3	231.4	309.6	412.7
Minority interest	-0.7	-1.1	-1.0	-0.7	-1.2
Net other income	3.5	19.9	36.7	2.4	-7.2
Earnings before income tax	220.0	244.2	267.1	311.3	404.3
Income tax	-59.0	-80.9	-83.0	-155.2	-241.2
NET INCOME	161.0	163.3	184.1	156.0	163.2

The Bank’s financial income of Ps.975.0 million increased by 5% QoQ, or Ps.49.8 million and by 39% YoY, or Ps.275.7 million. This strong annual performance was mainly driven by the increase in interest on government and private securities and higher income in interest from loans.

Interest on loans represented 54% of total financial income, decreasing by 5%, or Ps. 27.3 million when compared to 1Q09. This decrease was mainly due to lower interest on overdrafts and discounted documents on the back of lower interest rates and to a lesser extent, to a lower overdraft portfolio volume.

2Q09 Results	Page 2 of 16

In the quarter, income from government and private securities increased by 85% or Ps.157.4. This can be attributed to an increase in the Bank’s bond portfolio and to an increase in the price of its bonds.

The other financial income decreased Ps.76.2 million or 56% when compared to 1Q09. This decrease was mainly due to a decrease in FX transaction earnings.

Finally, CER adjustments income decreased Ps.19.1 million YoY and Ps.2.5 million QoQ following the lower official inflation rate level.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

Interest on cash and due from banks	1.7	1.6	1.2	0.1	0.1
Interest on loans to the financial sector	3.9	4.9	4.2	3.3	2.5
Interest on overdrafts	77.4	100.4	122.8	99.3	83.1
Interest on documents	37.8	54.2	56.2	57.1	47.9
Interest on mortgages	22.9	26.0	26.9	26.9	25.5
Interest on pledges	15.9	16.6	16.8	16.4	15.1
Interest on credit cards	24.5	32.1	40.8	47.1	49.4
Interest on other loans	240.4	268.9	303.2	300.1	299.4
Interest on other receivables from finan. interm.	3.7	3.6	0.9	0.0	0.1
Income from government & private securities (1)	156.4	122.6	222.7	184.2	341.6
Net options results	0.0	0.1	0.1	0.0	0.0
Results of guaranteed loans	9.2	9.3	9.5	3.2	0.0
CER adjustment	21.6	14.3	12.2	5.0	2.5
CVS adjustment	0.2	0.2	0.2	0.2	0.2
Difference in quoted prices of foreign currency	47.0	21.0	63.1	46.4	47.9
Other	36.7	58.3	112.0	135.9	59.7

Total financial income	699.3	734.1	992.8	925.2	975.0

(1) Income from government & private securities
LEBAC / NOBAC	119.8	106.2	201.2	113.3	144.5
Other	36.6	16.4	21.5	70.9	197.1
TOTAL	156.4	122.6	222.7	184.2	341.6

In 2Q09, Banco Macro’s financial expenses increased 23% YoY or Ps.69.6 million, to Ps.370.3 million. However, financial expenses decreased Ps. 58.3 million or 14% QoQ.

In the quarter, interest on deposits represented 79% of the Bank’s total financial expenses, declining Ps.49.0 million or 14%. This can be traced to a decrease in interest on time deposits due to the lower interest rates paid on this portfolio.

Finally, CER adjustments expenses decreased Ps.9.9 million YoY and Ps.1.3 million QoQ following the pre-cancellation of Central Bank debt and the lower official inflation rate level.

2Q09 Results	Page 3 of 16

FINANCIAL EXPENSES	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

Interest on checking accounts	3.4	4.7	5.6	4.8	4.0
Interest on saving accounts	3.3	3.2	4.6	4.0	4.1
Interest on time deposits	186.6	270.4	311.2	334.3	286.0
Interest on loans from the financial sector	0.8	1.3	0.8	0.5	0.1
Interest on other loans from the financial sector	22.0	22.5	22.7	22.1	20.3
Interest on subordinated notes	11.5	11.7	12.5	13.1	13.6
Other Interest	2.5	2.0	2.0	1.1	0.5
CER adjustments	10.5	6.4	4.7	1.9	0.6
Deposits guarantee fond	6.2	6.7	7.1	7.1	7.4
Other	53.9	37.8	54.7	39.7	33.7

Total Financial Expenses	300.7	366.7	425.8	428.6	370.3

In 2Q09, Banco Macro’s net financial income of Ps.604.7 million was Ps.206.1 million or 52% higher than the Ps.398.6 million posted in 2Q08.

Banco Macro’s net fee income of Ps.205.0 million rose by 17%, or Ps.30.5 million, from last year’s level of Ps.174.5 million.

NET FEE INCOME	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

Fee charges on deposit accounts	137.9	152.8	170.1	168.9	166.2
Debit and credit card income	36.9	39.9	41.0	39.4	40.5
Other fees related to foreign trade	5.9	4.8	4.5	6.1	8.3
Credit-related fees	20.4	15.3	13.7	13.5	13.8
Lease of safe-deposit boxes	3.7	3.8	5.0	4.6	4.7
Other	13.3	12.2	13.7	19.5	27.2
Total fee income	218.1	228.8	248.0	252.1	260.7

Total fee expenses	43.6	39.6	45.7	54.3	55.7

Net fee income	174.5	189.2	202.3	197.7	205.0

In 2Q09, Banco Macro’s administrative expenses grew Ps.12.0 million or 3% from Ps.359.1 million in 1Q09. This can be attributed to tax related expenses that grew Ps.4.7 million or 27% QoQ. In addition, advertising and publicity expenses increased Ps.3.1 million QoQ and other operating expenses increased by Ps.2.7 million QoQ.

The increase in SG&A expenses was mainly a result of the 19% salary increase agreed with the Unions in April 2009.

2Q09 Results	Page 4 of 16

Banco Macro’s efficiency ratio (expenses / net financial and fee income) reached 45.8%, showing a large improvement when compared to 1Q09’s level of 51.7%.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

Personnel expenses	187.2	194.2	202.9	232.0	230.4
Fees to directors & statutory auditors	13.4	4.2	5.5	12.6	16.0
Other professional fees	11.8	14.9	18.1	16.5	14.9
Advertising & publicity	14.3	14.5	14.2	6.9	10.0
Taxes	19.7	11.5	24.9	17.8	22.5
Equipment depreciation	12.5	12.2	12.9	13.1	13.2
Organization expenses amortization	6.1	6.4	7.1	7.8	8.0
Other operating expenses	42.7	42.6	46.5	48.0	50.7
Other	4.9	5.8	5.0	4.4	5.3
Total Administrative Expenses	312.6	306.3	337.1	359.1	371.1

Total Employees	7,962	7,958	7,920	7,874	7,855
Branches	423	423	416	413	414

Efficiency ratio	51.7%	53.5%	41.0%	51.7%	45.8%

Efficiency ratio accumulated	55.3%	54.7%	50.3%	51.7%	48.6%

In 2Q09, the Bank’s net other income decreased by Ps.9.8 million QoQ. This decrease was due to an increase of Ps.15.1 million in other provisions and an increase in other expenses.

The increase in other income was explained by the recovery of taxes, recovered loans and allowances.

NET OTHER INCOME	MACRO consolidated
In MILLION $
Other Income	II08	III08	IV08	I09	II09
Penalty interest	2.9	3.8	5.7	5.5	7.0
Recovered loans and allowances reversed	16.8	15.0	32.9	10.0	12.0
Other	11.7	35.0	11.2	7.7	18.3
Total Other Income	31.4	53.8	49.8	23.2	37.4
Other Expense
Uncollected charges for other loans and other provisions	4.0	11.4	10.5	6.7	21.8
Difference in amparos amortization	6.4	7.3	6.8	6.4	6.4
Goodwill amortization	2.1	2.1	2.1	2.1	2.1
Other Expense	15.4	13.1	-6.3	5.6	14.3
Total Other Expense	27.9	33.9	13.1	20.7	44.7

Net Other Income	3.5	19.9	36.7	2.5	-7.3

2Q09 Results	Page 5 of 16

In 2Q09, Banco Macro’s effective income tax rate was 59.7%, which was greater than the 26.8% registered in 2Q08. This increase can be explained by the difference between the book and tax treatment.  With respect to the former, Banco Macro accounted for some bonds under Communication “A” 4861 and “A” 4898 of the Central Bank, at a cost plus yield basis.  However, with respect to the latter, these bonds were marked at market value.  Because bond prices rebounded during the quarter, it resulted in a higher effective income tax rate.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector after aggregating the Bank’s personal financial trust and leasing portfolio, and netting the effects related to the Bank’s liquidity management policy (advances to AAA companies), increased 3% YoY.

In 2Q09, the Bank’s overdrafts, mortgages, pledges, personal and credit card loans segment showed a slight decrease when compared with 1Q09. However, this was partially offset by the growth in discounted documents and “other loans”, which includes structured loans to SMEs and export-financing loans.

In addition, financial trusts grew Ps.89.5 million or 18% in the quarter while leasing decreased Ps.31.4 million or 9%.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	II08	III08	IV08	I09	II09	II09/I09	II09/II08

Overdrafts (total)	2,022.5	1,916.2	1,556.4	1,482.1	1,244.6	-16%	-38%
Overdrafts	1,233.7	1,196.6	1,236.9	1,122.5	1,063.1	-5%	-14%
AAA (liquidity administration)	788.8	719.6	319.5	359.6	181.5	-50%	-77%
Discounted documents	1,093.5	1,397.2	1,348.6	1,285.8	1,305.7	2%	19%
Mortgages	722.9	736.5	738.6	752.0	712.8	-5%	-1%
Pledges	378.3	340.9	339.9	337.8	292.6	-13%	-23%
Consumer	3,744.1	3,813.9	3,806.5	3,806.7	3,773.7	-1%	1%
Credit Cards	833.4	816.6	869.1	859.1	842.6	-2%	1%
Others	1,925.6	1,846.8	2,071.9	2,222.6	2,519.5	13%	31%
Total credit to the private sector	10,720.3	10,868.1	10,731.0	10,746.1	10,691.5	-1%	0%
Financial trusts	733.5	549.4	564.9	495.9	585.4	18%	-20%
Leasing	388.9	380.7	360.8	332.2	300.8	-9%	-23%
Total credit w/ f. trusts and leasing	11,842.7	11,798.2	11,656.7	11,574.2	11,577.7	0%	-2%

Total credit w/o liquidity administration	11,053.9	11,078.6	11,337.2	11,214.6	11,396.2	2%	3%

PUBLIC SECTOR ASSETS

The Bank’s exposure of public sector assets (net of LEBAC / NOBAC) to total assets ratio was 5.7% in 2Q09, slightly above the 5.4% posted in 1Q09 and less than the system’s average of 9.1%. Banco Macro continued allocating its excess liquidity in short term Central Bank debt and in public bonds.

2Q09 Results	Page 6 of 16

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

LEBAC / NOBAC B.C.R.A.	3,118.5	4,227.8	3,418.3	3,830.9	4,687.3
Other	378.7	508.3	656.2	1,016.0	1,114.0
Government securities	3,497.2	4,736.1	4,074.5	4,846.9	5,801.3
Guaranteed loans	731.7	727.7	722.8	273.8	259.4
Provincial loans	0.3	0.1	19.1	20.5	14.9
Government securities loans	13.8	11.8	4.5	1.9	0.0
Loans	745.8	739.6	746.4	296.2	274.3
Purchase of government bonds	195.1	318.9	45.3	22.5	38.7
Other receivables for financial intermediation	195.1	318.9	45.3	22.5	38.7
BODEN to collect	18.7	17.6	14.1	13.4	14.5
Other receivables	18.7	17.6	14.1	13.4	14.5

TOTAL PUBLIC SECTOR ASSETS	4,456.8	5,812.2	4,880.3	5,179.0	6,128.8

TOTAL PUBLIC SECTOR LIABILITIES	685.1	618.0	449.3	149.3	280.5

Net exposure	3,771.7	5,194.2	4,431.0	5,029.7	5,848.3

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,338.3	1,584.4	1,462.0	1,348.1	1,441.5

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	6.3%	6.7%	6.5%	5.4%	5.7%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	3.1%	4.1%	4.5%	4.8%	4.6%

FUNDING

Deposits

Banco Macro’s total deposit base amounted to Ps.17.7 billion in 2Q09.  This continued to be the most important source of funds for the Bank, growing 19% YoY, and representing 80% of the Bank’s total liabilities.

Private sector deposits led the QoQ growth with an increase of Ps.546.7 million or 4%. Sight deposits (current and saving accounts) increased 15% and 7%, respectively, while time deposits slightly declined by 1%.

2Q09 Results	Page 7 of 16

DEPOSITS	MACRO consolidated					Variation
In MILLION $	II 08	III 08	IV 08	I 09	II 09	Q to Q	Y to Y

Public sector	2,466.3	2,986.7	3,938.0	4,247.5	4,154.3	-2%	68%

Financial sector	9.9	13.6	22.4	16.1	11.2	-30%	13%

Private sector	12,430.8	13,785.0	11,868.0	13,022.7	13,569.4	4%	9%
Current accounts	2,536.4	2,715.2	2,581.1	2,549.0	2,931.9	15%	16%
Savings accounts	2,559.5	2,621.3	2,716.9	2,642.4	2,833.4	7%	11%
Time deposits	6,776.8	7,884.4	6,031.9	7,293.9	7,192.4	-1%	6%
Other	558.1	564.1	538.1	537.4	611.7	14%	10%
TOTAL	14,907.0	16,785.3	15,828.4	17,286.3	17,734.9	3%	19%

Other sources of funds

In 2Q09, other sources of funds decreased Ps.90.1 million or 2% QoQ.  This decrease was mainly explained by the cancellation of previously repurchased unsubordinated Class 3 Notes (nominal value of USD 18 million) that represented Ps.55.4 million.  However, the effect was partially offset by the impact of the depreciation of the Argentine Peso on the Bank’s US dollar denominated debt.

In addition, cash dividends to be paid of Ps.150.0 million were classified in “other liabilities” and deducted from “equity”. Central Bank’s authorization is still pending.

OTHER FUNDING	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

Central Bank	366.4	296.6	302.8	2.0	2.7
Banks and international institutions	212.7	243.3	232.4	214.7	210.8
Financing received from Argentine financial institutions	208.2	156.2	73.8	86.0	47.3
Subordinated corporate bonds	471.1	507.4	521.7	573.9	572.5
Unsubordinated corporate bonds	749.9	732.5	724.9	695.5	649.5
Shareholders´ equity	2,766.5	2,740.0	2,816.6	2,920.0	2,919.2
Total Funding	4,774.8	4,676.0	4,672.2	4,492.1	4,402.0

In June 2009, Banco Macro’s average cost of funds was 7.06%, one of the lowest in the banking sector.  Banco Macro’s transactional deposits represented approximately 42% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

The Bank’s liquid assets increased by 1% QoQ, and 28% YoY.  Banco Macro increased its repos by Ps.348.3 million and LEBAC/NOBAC portfolio by Ps.205.4 million QoQ, while cash decreased Ps.237.9 million and loans to “AAA” companies declined Ps.178.1 million.

Banco Macro’s liquid asset to total deposits ratio was 55.3%.

2Q09 Results	Page 8 of 16

LIQUID ASSETS	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

Cash	3,485.0	3,239.3	3,523.9	3,713.1	3,475.2
Guarantees for compensating chambers	183.0	183.6	208.5	214.8	219.1
Loans to AAA companies	788.8	719.6	319.5	359.6	181.5
Call	65.0	52.0	42.0	40.6	40.0
Repos	14.5	8.7	203.7	186.5	534.8
LEBAC / NOBAC	3,118.5	4,816.5	3,838.9	5,158.9	5,364.3
TOTAL	7,654.8	9,019.7	8,136.5	9,673.5	9,814.9

Liquid assets to total deposits	51.4%	53.7%	51.4%	56.0%	55.3%

SOLVENCY

In 2Q09, Banco Macro’s integrated capital was Ps.3.3 billion, well above the required capital of Ps.1.4 billion. Therefore, excess capital was Ps.1.9 billion.

The capitalization ratio was 24.6%, well above the 10.5% minimum required by the Central Bank.

The main target for the Bank’s excess capital is growth, and consequently, a higher leverage of its balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09
Credit requirements	1,023	1,089	1,087	1,085	1,088
Market risk requirements	103	67	50	67	64
Interest rate requirements	165	185	205	239	261
Incremental requirements	11	0	0	0	0
Integrated capital	2,962	2,981	3,114	3,288	3,296
Excess capital	1,660	1,640	1,772	1,897	1,883

Capitalization ratio	22.1%	19.7%	22.9%	24.6%	24.6%

ASSET QUALITY

In 2Q09, Banco Macro’s non-performing to total financing ratio was 3.40%, representing a slight increase when compared to the previous quarter. This weakening in asset quality was expected by the Bank due to the slow growth rate of the Argentine economy, the Bank’s lower loan portfolio expansion and the nature of our consumer credit portfolio.

Although asset quality ratio continued to be relatively low in 2Q09, Banco Macro is committed to continue working in this area and maintain excellent asset quality standards.

2Q09 Results	Page 9 of 16

The coverage ratio was 104.94% in 2Q09.

ASSET QUALITY	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09
Commercial portfolio	6,150.7	6,436.2	6,107.9	5,786.7	6,052.5
Irregular	60.6	61.8	107.0	115.6	147.2
Consumer portfolio	6,292.6	6,312.1	6,315.2	6,323.2	6,177.8
Irregular	191.4	198.5	219.0	255.4	268.1
Total portfolio	12,443.3	12,748.3	12,423.1	12,110.0	12,230.3
Irregular	252.0	260.4	326.0	370.9	415.3
Irregular / Total portfolio	2.03%	2.04%	2.62%	3.06%	3.40%
Total provisions	271.7	272.2	450.5	449.4	435.8
Coverage ratio w/allowances	107.81%	104.56%	138.19%	121.16%	104.94%

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	II 08	III 08	IV 08	I 09	II 09

CER adjustable ASSETS
Government Securities	0.0	0.0	63.0	184.5	281.8

Guaranteed loans	730.9	727.0	722.8	273.0	275.2
Loans to the private sector	59.7	54.6	48.9	44.6	39.5
Other loans	11.6	10.5	10.3	9.4	8.3
Loans	802.2	792.1	782.0	327.0	323.0

Leasing	4.3	3.8	2.6	2.7	1.8
Other loans	12.8	3.2	3.3	3.1	4.4
Total CER adjustable assets	819.3	799.1	850.9	517.3	611.0

CER adjustable LIABILITIES
Deposits	13.1	6.5	4.3	1.5	0.7
Other liabilities for financial intermediation	406.1	338.4	342.3	44.5	44.4
Subordinated debt	2.2	11.0	1.8	1.3	1.4
Total CER adjustable liabilities	421.4	355.9	348.4	47.3	46.5

NET ASSET CER EXPOSURE	397.9	443.2	502.5	470.0	564.5

2Q09 Results	Page 10 of 16

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

Cash	1,141.5	1,313.1	1,289.3	1,846.0	1,825.9
Government Securities	174.2	415.4	510.1	581.4	727.4
Loans	1,781.6	2,098.1	2,128.5	2,322.5	2,489.5
Other receivables from financial intermediation	298.7	390.0	413.2	408.2	906.6
Investments in other companies	0.4	0.5	0.5	0.6	141.8
Other receivables	52.3	52.9	57.6	79.5	65.1
Other assets	55.2	62.2	70.0	77.9	76.8
TOTAL ASSETS	3,504.0	4,332.2	4,469.2	5,316.1	6,233.1
Deposits	2,186.5	2,390.3	2,521.2	3,332.9	3,691.3
Other liabilities from financial intermediation	1,158.1	1,244.8	901.3	851.6	1,121.8
Other liabilities	3.9	9.2	8.3	20.4	8.3
Subordinated corporate bonds	468.9	495.7	519.9	572.6	571.1
TOTAL LIABILITIES	3,817.4	4,140.0	3,950.7	4,777.5	5,392.5

NET FX POSITION	-313.4	192.2	518.5	538.6	840.6

2Q09 Results	Page 11 of 16

RELEVANT AND RECENT EVENTS

✓
In May 2009 the ordinary and extraordinary Shareholders meetings of Banco Macro S.A. and Nuevo Banco Bisel S.A. authorized the preliminary merger agreement, whereby Nuevo Banco Bisel S.A. would merge with and into Banco Macro S.A.  During June and July, the Buenos Aires Stock Exchange, the Central Bank and the Comisión Nacional de Valores authorized this merger. As of June 30th, it was still pending the registration of the merger at the  Inspección General de Justicia (IGJ).

✓
During the quarter the Bank reduced its subscribed Capital Stock by Ps.60.0 million or 60,000,000 Class B shares with a par value of Ps. 1.0 (one Peso) each and entitled to 1 (one) vote per share. These shares were in the Bank’s portfolio, and were acquired under the recently completed Share Buy Back Program.

✓
On June 30, 2009, the Bank repurchased “Class 2” and “Class 3” Notes (“the Notes”) for nominal value of USD43.6 million and USD34.2 million, respectively. The Bank has already cancelled nominal value of USD42.6 million and USD26.7 million of “Class 2” and “Class 3” Notes respectively.  As of August 4, 2009, all these Notes were cancelled and the aggregate outstanding principal amount of the two series of Notes was USD172.2 million.

2Q09 Results	Page 12 of 16

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on August 7, 2009 at 1:00 p.m. Buenos Aires time (12:00 p.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager).  Dial in information:

(888) 516-2435 (Within the U.S.)

(719) 325-2180 (Outside the U.S.)

Conference ID: 8794157

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730

E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

2Q09 Results	Page 13 of 16

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

ASSETS	21,170.7	23,623.6	22,425.0	24,761.8	25,209.3
Cash	3,485.0	3,239.3	3,523.9	3,713.1	3,475.2
Government Securities	3,600.7	5,497.0	4,779.3	6,525.2	7,306.8
LEBAC/NOBAC	3,118.5	4,816.5	3,838.9	5,158.9	5,364.3
Other	482.2	680.5	940.4	1,366.3	1,942.5
Loans	11,436.9	11,731.5	11,280.0	10,850.7	10,761.7
to the non-Financial Government Sector	733.8	866.6	744.5	291.3	274.3
to the Financial Sector	97.9	115.4	80.4	73.5	61.3
to the non-financial private sector	10,858.7	11,009.7	10,893.4	10,922.9	10,849.3
-Overdrafts	2,022.5	1,916.2	1,556.4	1,482.1	1,244.6
-Discounted documents	1,093.5	1,397.2	1,348.6	1,285.8	1,305.7
-Mortgages	722.9	736.5	738.6	752.0	712.8
-Pledges	378.3	340.9	339.9	337.8	292.6
-Consumer	3,744.1	3,813.9	3,806.4	3,806.7	3,773.7
-Credit cards	833.4	816.6	869.1	859.1	842.6
-Other	1,925.6	1,846.8	2,071.9	2,222.6	2,519.5
- Less: int. doc., cotiz dif.	138.4	141.6	162.4	176.8	157.8
Allowances	-253.5	-260.2	-438.3	-437.0	-423.2
Other receivables from financial intermediation	1,216.2	1,751.5	1,454.1	2,253.2	2,305.6
Investments in other companies	9.7	28.6	10.5	10.6	10.3
Other receivables	238.0	254.7	251.8	299.8	299.2
Other assets	1,184.2	1,121.0	1,125.5	1,109.3	1,050.5
LIABILITIES	18,404.2	20,883.7	19,608.4	21,841.8	22,290.1
Deposits	14,907.0	16,785.3	15,828.4	17,286.3	17,734.9
From the non-financial government sector	2,466.3	2,986.7	3,938.0	4,247.5	4,154.3
From the financial sector	9.9	13.6	22.4	16.1	11.2
From the non-financial private sector	12,430.8	13,785.0	11,868.0	13,022.7	13,569.4
-Checking accounts	2,536.4	2,715.2	2,581.1	2,549.0	2,931.9
-Savings accounts	2,559.5	2,621.3	2,716.9	2,642.4	2,833.4
-Time deposits	6,776.8	7,884.4	6,031.9	7,293.9	7,192.4
-Other	558.1	564.1	538.1	537.4	611.7
Other liabilities from financial intermediation	2,595.9	3,126.8	2,714.9	3,238.8	3,149.8
Subordinated corporate bonds	471.1	507.4	521.7	573.9	572.5
Other liabilities	430.2	464.2	543.4	742.7	832.9

STOCKHOLDERS´ EQUITY	2,766.5	2,740.0	2,816.6	2,920.0	2,919.2

LIABILITIES + STOCKHOLDERS´ EQUITY	21,170.7	23,623.6	22,425.0	24,761.8	25,209.3

2Q09 Results	Page 14 of 16

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	II08	III08	IV08	I09	II09

Financial income	699.3	734.1	992.9	925.2	975.0
Interest on cash and due from banks	1.7	1.6	1.2	0.1	0.1
Interest on loans to the financial sector	3.9	4.9	4.2	3.3	2.5
Interest on overdrafts	77.4	100.4	122.8	99.3	83.1
Interest on documents	37.8	54.2	56.2	57.1	47.9
Interest on mortgages	22.9	26.0	26.9	26.9	25.5
Interest on pledges	15.9	16.6	16.8	16.4	15.1
Interest on credit cards	24.5	32.1	40.8	47.1	49.4
Interest on other loans	240.4	268.9	303.2	300.1	299.4
Income from government & private securities	156.4	122.6	222.7	184.2	341.6
Net options results	0.0	0.1	0.2	0.0	0.0
Results of guaranteed loans	9.2	9.3	9.5	3.2	0.0
Interest on other receivables from fin. intermediation	3.7	3.6	0.9	0.0	0.1
CER adjustment	21.6	14.3	12.2	5.0	2.5
CVS adjustment	0.2	0.2	0.2	0.2	0.2
Difference in Foreign Exchange	47.0	21.0	63.1	46.4	47.9
Other	36.7	58.3	112.0	135.9	59.7
Financial expense	-300.7	-366.7	-425.8	-428.6	-370.3
Interest on checking accounts	-3.4	-4.7	-5.6	-4.8	-4.0
Interest on saving accounts	-3.3	-3.2	-4.6	-4.0	-4.1
Interest on time deposits	-186.6	-270.4	-311.2	-334.3	-286.0
Interest on loans from the financial sector	-0.8	-1.3	-0.8	-0.5	-0.1
Interest on other loans from the financial sector	-0.1	0.1	0.0	0.0	0.0
Interest on subordinated notes	-11.5	-11.7	-12.5	-13.1	-13.6
Other Interest	-2.5	-2.2	-2.0	-1.1	-0.5
Net Income from options	0.1	0.2	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	-22.0	-22.5	-22.7	-22.1	-20.3
CER adjustments	-10.5	-6.4	-4.7	-1.9	-0.6
Deposits guarantee fund	-6.2	-6.7	-7.1	-7.1	-7.4
Other Interest	-53.9	-37.8	-54.7	-39.7	-33.7
Net financial income	398.6	367.4	566.9	496.7	604.7
Provision for loan losses	-43.2	-25.0	-200.7	-25.7	-25.8

Fee income	218.1	228.8	248.0	252.1	260.7
Fee expense	-43.6	-39.6	-45.7	-54.3	-55.7
Net fee income	174.5	189.2	202.3	197.7	205.0

Administrative expense	-312.6	-306.3	-337.1	-359.1	-371.1
Minority interest	-0.7	-1.1	-1.0	-0.7	-1.2
Net other income	3.5	19.9	36.7	2.5	-7.3
Earnings before income tax	220.0	244.2	267.1	311.3	404.3
Income tax	-59.0	-80.9	-83.0	-155.2	-241.2

Net income	161.0	163.2	184.1	156.0	163.2

2Q09 Results	Page 15 of 16

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	II08	III08	IV08	I09	II09
Profitability & performance
Net interest margin	7.7%	7.2%	10.4%	8.6%	12.0%
Fee income ratio	30.5%	34.0%	26.3%	28.5%	25.3%
Efficiency ratio	51.7%	53.5%	41.0%	51.7%	45.8%
Fee income as a percentage of adm expenses	58.9%	63.5%	64.1%	55.1%	55.3%
Return on average assets	3.1%	2.9%	3.3%	2.6%	2.7%
Return on average equity	23.6%	24.2%	26.7%	21.7%	22.0%
Liquidity
Loans as a percentage of total deposits	78.4%	71.4%	74.0%	65.3%	63.1%
Liquid assets as a percentage of total deposits	51.4%	53.7%	51.4%	56.0%	55.3%
Capital
Total equity as a percentage of total assets	13.1%	11.6%	12.6%	11.8%	11.6%
Regulatory capital as a percentage of risk weighted assets	22.1%	19.7%	22.9%	24.6%	24.6%
Asset Quality
Allowances over total loans	2.2%	2.2%	3.7%	3.9%	3.8%
Non-performing loans as a percentage of total loans	2.0%	2.0%	2.6%	3.1%	3.6%
Allowances as a percentage of non-performing loans	107.0%	106.7%	141.8%	123.6%	106.1%
Amparos as a percentage of average equity	3.2%	1.3%	1.3%	1.3%	1.4%

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	II08	III08	IV08	I09	II09
Profitability & performance
Net interest margin	7.7%	7.6%	8.2%	8.6%	10.3%
Fee income ratio	30.3%	31.6%	29.9%	28.5%	26.8%
Efficiency ratio	55.3%	54.7%	50.3%	51.7%	48.6%
Fee income as a percentage of adm expenses	54.8%	57.7%	59.4%	55.1%	55.2%
Return on average assets	3.0%	3.0%	3.0%	2.6%	2.6%
Return on average equity	22.8%	23.3%	23.8%	21.7%	21.8%
Liquidity
Loans as a percentage of total deposits	78.4%	71.4%	74.0%	65.3%	63.1%
Liquid assets as a percentage of total deposits	51.4%	53.7%	51.4%	56.0%	55.3%
Capital
Total equity as a percentage of total assets	13.0%	11.6%	12.6%	11.8%	11.6%
Regulatory capital as a percentage of risk weighted assets	22.1%	19.7%	22.9%	24.6%	24.6%
Asset Quality
Allowances over total loans	2.2%	2.2%	3.7%	3.9%	3.8%
Non-performing loans as a percentage of total loans	2.0%	2.0%	2.6%	3.1%	3.6%
Allowances as a percentage of non-performing loans	107.0%	106.7%	141.8%	123.6%	106.1%
Amparos as a percentage of average equity	3.2%	1.3%	1.3%	1.3%	1.4%

2Q09 Results	Page 16 of 16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 6, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director